12g3-2(b) File No. 82 –4965

mobistar

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

17 June 2004

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dw 7/16

12g3-2(b) File No. 82 –4965

Press release
16/06/2004

Mobistar launches Orange World in Belgium



Brussels, 16 June 2004 – **From July 1st, Mobistar customers will be able to benefit from a new service which is the result of cooperation between Mobistar and the Orange Group. After the launch in Belgium of SPV, the first terminal incorporating a Microsoft Windows interface, after the Mobile Office Card for the Business market, now there is Orange World, the multimedia experience from Mobistar. Orange World enables Mobistar customers to use their mobile phone to access a whole range of services and information.**

Orange World is a portal which gives access to a series of services and information via three main experiences:
- to stay in touch, apart from the possibility of sending MMSs, Orange World enables users to send MMS postcards, chat with friends via the Mobistar Chat Box or via Hotmail mobile.
- when it comes to entertainment, Orange World offers a wide range of games, including over 1,000 Java games for over 40 different terminals, logos and over 20,000 ringtones, including RealTones; Orange World also offers pre-recorded messages: welcome messages for voice mail or voice messages to send for special occasions like birthdays, weddings, jokes, etc.
- to keep up with the news, Orange World offers various news services in real time, weather, stock prices and, of course, sport: the Tour de France, all the tennis, Belgian and international football and even real videos of Euro 2004, available on some terminals. Another new feature is that Orange World offers geolocalised services, which give the user practical information for the place where the customer is at the time: the 'Map me', 'Route me' and 'Find my nearest' services offer itineraries, maps and useful information (petrol stations, pharmacies, car parks, etc.)

All these services are structured so as to make access to information as convenient as possible, and constitute a unique experience for the customer: the mobile phone becomes a place where you can find everything you are looking for, at any time of the day, wherever you are. To put together the Orange World services, Mobistar and the Orange Group entered into a series of contracts with partners like De Rouck, Universal, MSN, Kodak and Disney.

Orange World is a really personalised service: each user can create his own multimedia Orange World via tabs and a personalised home page.

To access Orange World, no proprietary terminal is required: the Mobistar portal is accessible via all GPRS colour terminals available on the market today. Orange World offers all customers the power and speed of the Mobistar GPRS network. We remind also that all the other information services via SMS are accessible via the most terminals on the market.

Orange World tariffs are also tailored to the needs of each user. All Mobistar Tempo customers can access Orange World at the price of 0.5 euro per session (200 Kbits). Mobistar customers who have a contract can also access Orange World, either paying for a session (0.5 euro per session) or on a flat-rate package basis. For regular users, a tariff of 6 euro allows users to benefit from 2 Mb per month; for intensive users, Mobistar offers a flat-rate package of 15 euro for 10 Mb per month.

The launch of Orange World will be accompanied by a special offer period. From July 1 to August 31, GPRS traffic and MMSs will be free for all users. From September 1, users who opt for the 6 euro package will benefit from an extended special offer period lasting 3 months, during which they will pay nothing for the GPRS traffic and will receive 5 free MMSs per month.